
05008190


EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

10th May, 2005.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 22nd April 2005, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 10th May 2005 advising the intention to notify on Tuesday 24th May 2005 the Company's preliminary results for the year ended 31st March 2005, together with a recommendation for a final dividend for that year; and,

(b) an announcement dated 10th May 2005 advising that Mr Eric Nicoli, a Director of the Company, has ceased to have an interest in 2,205 of the Company's Ordinary Shares of 14p each.

Yours faithfully,




PROCESSING
SECTION
RECEIVED
MAY 17 2005
203
SEC MAIL
WASH. D.C.

C. L. CHRISTIAN
Deputy Secretary

Enc.

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 05/20

Company Announcements Office,
London Stock Exchange.

10th May, 2005.

Dear Sirs,

EMI GROUP PLC
Notice of Results for the Year Ended 31st March 2005 and Final Dividend

We advise that it is expected that the results of EMI Group plc for the year ended 31st March 2005, together with a recommendation for a final dividend for that year, will be notified to the Company Announcements Office on the morning of Tuesday 24th May 2005 for release on the Regulatory News Service.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 05/21

Company Announcements Office,
London Stock Exchange.

10th May, 2005.

Dear Sirs,

EMI Group plc - Directors' Interests

To comply with paragraph 16.13 of the Listing Rules, we advise that Mr Eric Luciano Nicoli, an Executive Director of EMI Group plc, has notified the Company that he ceased to have an interest in 2,205 of the Company's Ordinary Shares of 14p each as the connected person beneficially holding such shares has ceased to be connected to him.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary